FILED BY INTELLON CORPORATION

Pursuant to Rule 425 under the Securities Act

of 1933 and Deemed Filed under Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Intellon Corporation

Commission File Number 333-144520

Slide Presentation Used for Conference Call for Atheros/Intellon Announcement

on September 8, 2009

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Atheros to Acquire Intellon: Investor Relations Presentation

September 8, 2009

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Atheros

Safe Harbor Statement

Except for the historical information contained herein, the matters set forth in this presentation, including the anticipated benefits for Atheros of the acquisition of Intellon Corporation and the anticipated closing of the transaction, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially, including, but not limited to, the risk that the transaction will not close in the fourth quarter or at all, difficulties in the integration of acquired businesses, the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, or that the transaction will not be accretive to Atheros’ non-GAAP earnings per share in the first half of 2010 or at all, disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers, competition and its effect on pricing, third-party relationships and revenues, and the risks detailed in Atheros’ Annual Report on Form 10-K for the year ended December 31, 2008 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, as filed with the Securities and Exchange Commission, and in other reports filed with the SEC by Atheros from time to time. These forward-looking statements speak only as of the date hereof. Atheros disclaims any obligation to update these forward-looking statements.

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Atheros

Important Additional Information and Where You Can Find It

In connection with the proposed transaction, Atheros will file a Registration Statement on Form S-4 containing a proxy statement/prospectus and other documents concerning the proposed acquisition with the Securities and Exchange Commission (the SEC). Investors and security holders are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC regarding the proposed transaction because they will contain important information. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by Atheros and Intellon with the SEC at the SEC’s web site at http://www.sec.gov. The proxy statement/prospectus (when available) and other documents filed with the SEC may also be obtained for free by contacting Atheros Investor Relations by e-mail at ir@atheros.com or by telephone at (408) 830-5672 or by contacting Intellon Investor Relations by e-mail at suzanne@blueshirtgroup.com or by telephone at (415) 217-7722.

Atheros, Intellon, and their respective directors, executive officers, certain members of management and certain employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Additional information concerning Atheros’ directors and executive officers is set forth in Atheros’ Proxy Statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2009. Additional information concerning Intellon’s directors and executive officers is set forth in Intellon’s Proxy Statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2009. These documents are available free of charge at the SEC’s web site at www.sec.gov or by going to, respectively, Atheros’ Investors page on its corporate website at www.atheros.com and Intellon’s Investor Relations page on its corporate website at www.Intellon.com. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, and a description of their direct and indirect interests in the proposed transaction, which may differ from the interests of Atheros or Intellon stockholders generally will be set forth in the proxy statement/prospectus when it is filed with the SEC.

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Atheros

Agenda

Overview of companies Transaction terms Strategy and value proposition

Strategic benefits and combined technologies Financial overview Q&A

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The Companies

Atheros

Leading developer of advanced semiconductor system solutions for wireless and wired communications Year founded: 1998 Headquarters: Santa Clara, CA Product lines: Networking & PC WLAN

Mobile WLAN Ethernet GPS Bluetooth

Employees (as of 6/30/09): 1,068

LTM (ended 6/30/09) revenue: $437MM

InTellon®

No New Wires®

Leading provider of powerline communications (PLC), providing HomePlug® compliant products for the home networking and other markets Year founded: 1989 Headquarters: Orlando, FL

Product lines: PLC/Home Plug Ethernet-over-Coax Smart Grid Employees (as of 6/30/09): 129 LTM (ended 6/30/09) revenue: $74MM

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Overview of Key Transaction Terms

Transaction Value	▪ Stock and cash transaction valued at approximately $244MM, or $181MM net of Intellon's cash, cash equivalents and short-term investments as of June 30, 2009

Consideration Mix	▪ Intellon shareholders to receive $7.30 per share of common stock (based on 5-day average price of Atheros common stock as of September 4, 2009)
	▪ Intellon shareholders may elect to receive consideration as follows (subject to pro ration and other constraints detailed in the Merger Agreement):
	  ▪ Approximately 0.135 shares of Atheros common stock and approximately $3.60 in cash; or
	  ▪ $7.30 in cash; or
	  ▪ Approximately 0.267 shares of Atheros common stock

Other	▪ Transaction is subject to the approval of Intellon shareholders as well as customary closing conditions and regulatory approvals ▪ Shareholders representing approximately 22% of Intellon's outstanding common stock have signed an agreement to vote their shares in favor of this transaction ▪ Anticipated closing in Q4 of 2009

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Atheros

Intellon Acquisition

Aligns with Key Atheros Strategies

Building a portfolio of diversified communication products to enhance its leadership in networking, computing and mobile markets

Expanding its technology portfolio to deliver the most comprehensive platforms for digital home networking

Uniting leaders in WLAN and PLC to innovate richer, simple and seamless connectivity solutions for the home

Leveraging Atheros’ core competencies in analog and networking systems design

Atheros®

InTellon®

No New Wires®

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Intellon’s Value Proposition

Leveraging the most pervasive wired connection in the home

Intellon is the leading provider and technology innovator of HomePlug® compatible ICs for home networking

20+ years innovating in powerline

34 issued patents

Operates on the most pervasive wired networking medium available today – the home power circuit

HomePlug® technology is well suited for devices that connect to electrical outlets

Intellon has shipped over 40 million chipsets to date and its solutions are utilized in 50 service provider deployments

Digital Media Adapter with Standard definition TV Home plug to Wi-Fi Bridge, Online gaming console, Voip Phone, Media Center PC, Existing home Powerline, Home Security Monitoring, Digital Audio, High Definition TV with HD Set top Box with person video recorder, Broadband, Homeplug to Router, Homeplug powerline network, Singlebox AV, Homeplug to ether adaptor,

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Strategic Benefits

Rapidly Growing Market	▪ A surge in consumer demand for ***rich multimedia content*** on an array of *connected devices**…anywhere in the home***

Game Changing Combination	▪ Unmatched combined leadership in WLAN, Ethernet and PLC enabling Atheros to drive growth in home networking market
	▪ ***Wireless with wired mesh network*** is a game-changing technology that increases network…
	  ▪ ***Flexibility***
	  ▪ ***Performance***
	  ▪ ***Ease of use***

Significant Product & Operating Leverage	▪ Leverages Atheros' ***core engineering competencies*** and ***culture of innovation***
	▪ Employs the company's market-leading ***integration, design excellence*** and volume ***production efficiencies*** to drive cost leadership and enable ***mass market adoption***
	▪ Leverages complementary and overlapping sales channels
	  ▪ Currently carrier and retail networking
	  ▪ Opportunity for growth in new segments, such as networked digital media devices

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Transforming the Digital Home Through Unprecedented Wireless with Wired Mesh Networking

"Connecting it All, Anywhere in the Home"

ATHEROS + InTellon NO NEW WIRES.


Broadband Access (Cable/DSL)
Broadband Modem
WLAN Router
STB
IPTV
Gaming
VoIP phone
Home Desktop
Security camera
HomePlug WLAN
PVR
VoIP phone
Notebook
HomePlug WiFi range extender
Netbook
BluRay Player
Smart phone

This combination enables unified, seamless connectivity platforms

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Atheros' Growing Technology Portfolio

PC	NETWORKING	CONSUMER
Desktop, Notebook, Netbooks and MIDs	Gateways, APs, Routers and A/V	Cellular, Gaming, PMP and Cameras
Market Size <300m Units	200-500m Units	>1B Units Market Size
Total 802.11 ABG, align, XSPAN, ETHOS, Bluetooth, GPS, HomePlug	Total 802.11 ABG, align, XSPAN, ETHOS, Bluetooth, GPS, HomePlug	ROCm, ETHOS, Bluetooth, GPS, HomePlug

Expansion of Atheros Technologies

Leverage Key OEM and ODM Customers

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ATHEROS COMMUNICATIONS, INC.

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Atheros

Atheros®

InTellon®

Revenue Growth Track Records

($ in millions) ($ in millions)

$472 $75

$417

$52 $302

$34 $183

$17

2005 2006 2007 2008 2005 2006 2007 2008

CAGR = 37%

CAGR = 64%

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Financial Performance

Q2 2009 Results (6/30/09) ($ in millions)	ATHEROS	Intellon NO NEW WIRES.
Revenue	$112.2	$17.5
Q/Q Revenue Growth Rate	27.6%	12.7%
Gross Profit*	$53.2	$8.8
Gross Margin*	47.4%	50.4%
Operating Income*	$12.1	$0.9
Operating Income Margin*	10.8%	5.1%
Earnings Per Share*	$0.20	$0.03
Cash	$340.6	$62.1
Debt	$0.0	$0.0

The transaction is expected to be accretive to Atheros' non-GAAP earnings per share in the first half 2010.

*In calculating non-GAAP financial measures, we exclude certain items to facilitate a review of the comparability of our core operating performance on a period-to-period basis. The excluded items represent stock-based compensation and charges and gains that are primarily driven by discrete events that we do not consider to be directly related to core operating performance. We use non-GAAP measures to evaluate the core operating performance of our business, for comparison with forecasts and strategic plans, for calculating return on investment and for benchmarking performance externally against competitors. In addition, management's incentive compensation is determined using these non-GAAP measures. Also, when evaluating potential acquisitions, we primarily consider the impact of the target's performance and valuation on our non-GAAP measures.

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Intellon Acquisition Summary

Immediately establishes Atheros as the leader in powerline communications ICs

Enables Atheros to further our drive towards seamless, simple home networking

Atheros + Intellon — No New Wires

Leverages strong technology, channel and customer synergies

Brings a profitable addition to the Atheros product portfolio

- 50+% gross margins
- Expected to accretive in the first half of 2010

Brings a ***growing portfolio of seamless networking products*** to our strong and growing common customer base

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Atheros

THANK YOU